GLITCHYCARD LLC

SUBSCRIPTION AGREEMENT
"ATM Boy"

THE SECURITIES, CONSISTING OF REVENUE PARTICIPATION RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER ANY STATE OR JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS, CONSISTING OF THE PROJECT PITCH RESIDING ON THE PORTAL WEFUNDER AND ASSOCIATED BUSINESS PLAN/S, FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Agreement, dated as of [EFFECTIVE DATE] (this "Agreement"), is made and entered into by and between GlitchyCard LLC, a California limited liability company (the "Company"), and ___[INVESTOR NAME]___ (the "Investor").

    WHEREAS Company owns the exclusive rights to the screenplay currently entitled, "ATM Boy", (the **Picture)**

    WHEREAS the production budget of the Picture ("***Production Budget***") is expected to be One Million and Nine Hundred Eighty Thousand U.S. Dollars ($1,980,000.00).

    WHEREAS Company is raising financing for the Production Budget to fully develop and package the Picture.

    WHEREAS, Producer has filed an Offering Statement on Form C (the "Offering Statement) with the U.S. Securities and Exchange Commission relating to the offer and sale (the "***Offering***) of rights under this Agreement (the "***Securities***") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities A c t) and non-accredited investors.

    WHEREAS The Company has engaged Wefunder crowdfunding portal (the "***Portal***"), which is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the crowdfunding campaign (the "***Offering***").

WHEREAS, the Company will pay the Portal a commission equal 7.9% of gross monies raised in the Offering, which is being conducted through the Portal's website at www.wefunder.com.

WHEREAS, the Securities are being offered through the Portal in minimum increments of One Hundred Dollars ($100.00) for a minimum target offering amount of Two Hundred Thousand Dollars ($200.000.00) (the "***Target Amount***") and a maximum offering amount of One Million Two Hundred Thirty Five Thousand dollars ($1,235,000,00) (the "***Maximum Amount***").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Investor and Company agree to the following terms and conditions:

1. **FINANCING AND CLOSING**:
    a. Investor hereby agrees to make an investment in the Picture in the amount of ___$[AMOUNT]___ ("Investment Amount") and Investor shall provide the Investment Amount to Company through the Portal.
    b. Company shall use its best professional efforts to produce and complete the Picture without exceeding the Production Budget.
    c. Subject to Section 1(d), the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "Closing) shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "Offering Deadline*).
    d. The Closing is conditioned upon satisfaction of the following conditions:
        i.   Prior to the Offering Deadline, the Company shall have received an aggregate investment amount of at least the Target Amount; and
        ii. At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds an aggregate investment amount of at least the Target Amount.
    e. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

2. **THE PICTURE**:
    a. As between Investor and Company, Company will be responsible for the development, production, distribution, marketing, advertising, sales and exploitation of the Picture.

3. **RIGHTS**:
    a. As between Investor and Company, Investor understands and agrees that the Company shall own all right, title and interest in the Picture, including

without limitation the copyright and all derivative rights thereof and all rights thereto. Investor shall not have any equity interest in Company by virtue of this Agreement nor shall Investor have any ownership interest in the Picture as a result of this Agreement.

    b. All decisions about, regarding or otherwise pertaining to the creative and business aspects of Company and the Picture shall be made by the Company. Investor shall not have say over any aspects regarding the Company, including the commitments and contracts relative to any of the foregoing.

    c. Investor acknowledges that Company has the right, but not the obligation, exercisable in its sole discretion, to appoint one or more sales agents and/or distributors to assist Company in selling, licensing and/or otherwise exploiting the Picture.

4. **PRODUCTION AND BUSINESS MATTERS**.

    a. All of Company's development and production services shall be performed in accordance with standard industry rules, regulations and requirements.

5. **GROSS PROCEEDS.**

    a. As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, notwithstanding anything to the contrary contained in this Agreement:

        i. If a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

        ii. any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

        iii. any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

        iv. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives used to directly fund production costs of the Picture.

6. **ADJUSTED GROSS PROCEEDS.**

    a. Adjusted Gross proceeds shall be defined as monies remaining after:

        i. Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third-party distribution fees and expenses actually incurred and not otherwise actually incurred and not otherwise recouped by Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Company in connection with the processing of payments to profit participants on the Picture; and

ii. all other costs, expenses and charges actually incurred and paid by the Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits for the Picture, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; and

iii. third party, out-of-pocket expenses incurred by Company in connection with the ongoing ownership of the Picture, including but not limited to (e.g., insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture) and maintenance and filing fees required to maintain Company in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

iv. re-payment of any loans, plus reasonable interest thereon; and

v. payment of any actual Deferments. As used herein, "***Deferments***" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services.

7. **RECOUPMENT**.
   a. First, to the extent that the Investor is an "Early Bird Investor" (as defined in Paragraph ten (10)) or a "VIP Investor" (as defined by Wefunder), 100% of any Adjusted Gross Proceeds shall be paid, until each Early Bird Investor and VIP Investor recoups Investment Amount, together with a thirty five percent (35%) premium thereon.
      i. Payments shall be made Pro-Rata Pari Passu among all "Early Bird" and "VIP" Investors."
   b. Next, to Investor, 100% of any Adjusted Gross Proceeds shall be paid, until each Investor recoups Investment Amount, together with a ten percent (10%) premium thereon.
      i. These payments may be made with any other investors that may have participated in offerings running after or concurrently with this Wefunder offering.

ii. Not including "Early Bird Investors" or "VIP Investors, as defined in paragraph ten (10), payments to Investors, whether investment was made through the Wefunder campaign or another offering, shall be made Pro-Rata Pari Passu.

8. **NET RECEIPTS**
   a. Net Receipts. "***Net Receipts***," as used herein, shall mean the balance remaining of Adjusted Gross Receipts after the payments of all amounts set forth in sub paragraphs above.

9. **REVENUE SHARE**
   a. Company shall receive Fifty Percent (50%) of Net Receipts ("***Company's Net Receipts***") and the other Fifty Percent (50%) of Net Receipts shall be "***Investor's Net Receipts***", including additional Investors investing outside of the Portal. Investor shall receive such percentage of Investor's Net Receipts equal to the percentage that the Financing Amount advanced to Company represents to the actual Production Budget, including investments received outside of the Portal, which may exceed the estimated Production Budget as set forth herein.
   b. For clarity, there will be no differentiation with "Early Bird, VIP, General, or any other terminology used, for the Revenue Share Payments of Investor's share of Net Receipts. Payments of Investor's share of Net Receipts shall be made Pro-Rata Pari Passu among all Investors.

1. **DEFINITIONS**: *"Early Bird Investor"* and *"VIP Investor"*
   - "***Early Bird Investor***" is investor who made investment in first $200,000.
   - "***VIP" Investors"*** are defined as "***Wefunder VIP Investors.***"

10. **PERKS**. If the Investor shall invest certain amounts as set forth in <u>Schedule A</u> hereto, he, she or it shall receive the corresponding perk indicated on <u>Schedule A</u>. All such perks are subject to the occurrence of the corresponding events, as applicable, and the Company makes no representation or warranty that such events would occur.

11. **ACCOUNTING/AUDIT**: Company will submit financial reports, to any Investor who has invested at least $50,000 (a "***Major Investor***") within thirty (30) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Company. A Major Investor shall have the right to audit Company's books and records upon reasonable notice, no more than once per annum, at such Major Investor's sole cost and expense.

12. **ASSIGNMENT**:
    a. Investor agrees that Company may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a

person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or Investor, and such person or entity assumes all of Company's obligations in writing, Company shall remain liable to Investor. Investor may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Investor may not be delegated without the prior written consent of Company.

13. **INVESTOR'S REPRESENTATIONS AND WARRANTIES**: Investor represents and warrants the following:

    a. The Investor understands and accepts that the Investment involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full amount of Investor Funds; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investment. **Investor acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Receipts) or that any such revenues will be sufficient to return to Investor all or any part of the Financing Amount; (iv) investments in the motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Offering Statement, a copy of which has been made available to the Investor.**

    b. The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Investor of the Financing Amount.

    c. Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

    d. The Investor has received and reviewed a copy of the Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Offering Statement to make the decision to make an investment.

    e. The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to make the Investment. It is understood that information and explanations related to the terms and conditions of the Investment provided in the Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to make the Investment, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to Invest. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Investment for purposes of determining the Investor's authority or suitability to make the Investment.

f. The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The Investor has had access to such information concerning the Company and the Investment as it deems necessary to enable it to make an informed investment decision.

g. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the closing of the Offering, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Investor.

h. The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Financing Amount, without interest thereon, to the Investor.

i. The Investor understands that no federal or state agency has passed upon the merits or risks of the Investment or made any finding or determination concerning the fairness or advisability of this investment.

j. The Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

k. The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of the Investment or (ii) made any representation to the Investor regarding the legality of the Investment under applicable laws or regulations. In deciding to make the Investment, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

l. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of the investment and the consequences of this Agreement. The Investor has considered the suitability of the investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with the Investment.

m. The Investor is making the Investment solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Investment. The Investor understands that Investment has not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The Investor understands that the Investment is restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Investment only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Investment, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Investment becomes freely transferable, a secondary market in the Investment may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment for an indefinite period of time.

o. The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Investment or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

14. **COMPANY'S REPRESENTATIONS AND WARRANTIES**: The Investor understands that upon execution by the Company of this Agreement, the Company will be deemed to have made following representations and warranties to the Investor as of the date of such execution:

a. The Company has been duly formed under the laws of the State of California and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted.

b. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

    c. The Company will only use the Production Budget for the purposes defined in the Offering Materials.

15. **INDEMNIFICATION**: The Investor agrees to indemnify and hold harmless the Company and its managers, officers and agents from any and all damages, losses, costs and expenses (including attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

16. **NO EQUITABLE RELIEF**. In the event of a breach of this Agreement by the Company, the rights and remedies of the Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall the Investor be entitled to any equitable or injunctive remedy, and the Investor irrevocably waives any right to such relief, including enjoining or restraining the production or distribution or exhibition of the Picture or any element thereof, or the use, publication or dissemination of any advertising or marketing issued in connection therewith.

17. **HIGH RISK INVESTMENT. THE INVESTOR UNDERSTANDS THAT AN INVESTMENT INVOLVES A HIGH DEGREE OF RISK**.
    a. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

18. **GOVERNING LAW; VENUE**. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The Parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California.

19. **NOTICES**: All notices under this Agreement shall be in writing addressed to the address provided to the Portal, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served

by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

20. **COMPLETE AGREEMENT**: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

21. **COUNTERPARTS**: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

22. **SEVERABILITY**: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

23. **ELECTRONIC EXECUTION AND DELIVERY**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Signature Page Follows

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

GlitchyCard LLC

Founder Signature

NAME:
[FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

Investor Signature

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE A

Investment Amount	Perks
$100 - $499	Digital copy of movie when released, special access to website and thanks and credit on Social media sites.
$500 - $999	"Friends Thanks" end Credit. (plus previous perks)
$1000-$9999	"Special thanks" end credit. Invitation to "local to investor" festivals. TBD
$2500	Prop ATM Card - suitable for framing (plus previous perks)
$10,000 – $49,999	Invitation to wrap parties and formal invitation and two (2) tickets to premiere party (travel not included) (plus previous perks)
$50,000	Associate Producer Credit end credit (plus previous perks)
$100,000 – $119,999	Trip for two to Melbourne, Australia – to where it all happened. Or trip to Hollywood Ca. (Your Choice) (plus previous perks)
$120,000 – $499,999	Executive Producer Credit end credit (plus previous perks) (and IMDB listing)
$500,000	Above the line (front credit) Producer Credit (and IMDB listing) (plus previous perks)